Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS INCLUDED IN AN EMAIL SENT TO CERTAIN EMPLOYEES OF C&J ENERGY SERVICES, INC. ON MARCH 6, 2015.

Dear C&J Employees,

As recipients of restricted stock awards and current holders of restricted shares and/or vested common shares, you are entitled to vote those shares at the upcoming C&J Energy Services’ Special Meeting of Stockholders to, among other things, approve the pending merger transaction with Nabors Industries Ltd. A copy of the proxy materials relating to the Special Meeting, which C&J filed with the SEC and mailed to its stockholders, is attached for your convenience.

Your vote is important to the success of this transaction. If you have already voted, thank you for your vote. If you have not yet voted your restricted shares and/or common shares, the voting deadline is Thursday, March 19th at 10:59 p.m. Houston time, and we request that you please vote your shares as soon as possible.

As a holder of restricted shares, each of you should’ve received a voting instruction form from Broadridge (via proxyvote.com) with information as to how to vote your restricted shares.

To the extent you had vested common shares as of January 30, 2015 (the record date for purposes of the Special Meeting), you should have also received a voting instruction form from Merrill Lynch as to how to vote your vested shares.

If you have not received your voting instruction forms or misplaced them and would like to vote, please contact our proxy solicitation firm, Okapi Partners, toll-free at 877-274-8654 or via email at info@okapipartners.com. You may also contact me directly with any questions.

Thank you for your assistance.

Important Information for Investors and Stockholders

In connection with the Proposed Transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the Proposed Transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. On February 13, 2015, the registration statement was declared effective by the SEC, C&J filed a definitive proxy statement with the SEC, and Red Lion filed a definitive prospectus with the SEC. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the Proposed Transaction. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Mailing of the definitive proxy statement/prospectus to the stockholders of C&J commenced on February 13, 2015. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the

Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Proposed Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in C&J’s definitive proxy statement related to the Proposed Transaction and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Danielle Hunter Foley Associate General Counsel Assistant Corporate Secretary